EXHIBIT 99.8

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

The undersigned hereby consents to reference to the undersigned in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended May 31, 2012 incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the mineral resource estimates for the Nechalacho Deposit.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

Roscoe Postle Associates Inc.

(Signed) "Graham G. Clow"
Graham G. Clow, P.Eng. President and CEO roscoe Postle Associates Inc.

Date: July 13, 2012